Exhibit (a)(5)(ix)

Roche Investors/Analysts Conference London

Diagnostics – Session 2

Q&A Session

Daniel O’Day

Where would you like to go? Really, whatever you want to talk about, whatever you would like to get some information on.

From the floor

Just I suppose a general question, if you bought Illumina or a company like Illumina, to what extent has our sequencing technology done that? How much R&D would you have to spend every year for the business development you would have to do every year to keep a company like Illumina competitive in five years’ time? So does it now tail off that level of investment or does it just stay very high because there keeps on being an area where technology is progressing very quickly?

Daniel O’Day

I think you need to continue to invest in these technologies without a doubt, but here we’re talking about taking a market leading technology and continually refining it. I think that’s important to note.

Investors/Analysts Conference – Diagnostics Session 2	Roche

But if you look at our other high growth business, tissue diagnostics, immunology, I mean we’re investing constantly in those businesses at a higher percentage of sales let’s say than we would in clinical chemistry or something like that.

So I think you disproportionately invest of course in the businesses that have the most potential growth and Illumina would be no different than that. I think you want to continue to drive that technology.

You know what’s interesting is I think with sequencing we’ve gotten a tremendous distance in the past 10 years. We’re not entering into a phase where we’re starting to get to some technological limits I would say and also price limits and where we go. I think it can still improve and it can still improve dramatically, but you know you’re going to be investing in incremental advances in the technology to stay ahead of the competition.

From the floor

Is it the sort of area where it is going to just evolve incrementally? Is it the sort of thing someone has to come along with a new disruptive approach and that’s how we’re giving it further stages of sequencing or is it just going to keep incrementally evolving?

Daniel O’Day

Well I think you know there is always room for disruptive technologies without a doubt and we have our fair share of experience with those ourselves. What we know about disruptive technologies is that they’re high risk, that proving feasibility is a difficult thing and when you look right now at the level of accuracy that you’re getting out of something like Illumina short-read technology, I mean it’s a level of accuracy that is not just good for the research market because in the research market, if you have an accuracy level of 80%, that’s probably adequate. But if you’re making a life or death decision on somebody, 80% is completely inaccurate.

But with Illumina technology I mean you’re getting very high accuracy levels that would be appropriate to the clinic. So the question is what is that disruptive technology going to bring that’s going to make such a significant difference. Can you get beyond a 99% accuracy and how meaningful is that and how much does that drive it? Is there a cost advantage? Is there other advantages? I mean these things all, we would have to continue to invest in and make sure we have the most competitive platform. I think we feel confident that the market leading technology of Illumina is sustainable as we go into the future as the right technology for the research setting and the right technology to also take into the IVD centre for a patient decision.

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From the floor

Just the one. In terms of the cost, presumably if it’s a race for who can do it the cheapest. Long-term what do margins look like in sequencing? Clearly the volume of procedures go up massively but is it just going down and down and down? Does it halve every year for 10 years or does it just get endlessly cheaper or is there a way that somehow you can charge a premium for something else within sequencing?

Daniel O’Day

We think the margins of the business today are good. We think they’ll stay good for the future without a doubt. Again, our assessment is you start to approach $3,000, $2,000, $1,000 sequencings, there is still adequate margin in that. More than adequate margin in that and I don’t think you go from $3,000 to $100. I think this isn’t going just be an eventual pick up. It will reach a technological limit in terms of what you can do and at what cost you can do it at.

From the floor

So you don’t think you’ll ever to $100?

Daniel O’Day

I think not in the near term future.

From the floor

Not in US dollars.

Daniel O’Day

No, that’s highly unlikely. If you just look simply at the chemistry costs and the costs of now the density of rays, I think you just don’t get to that area. Nor do you think I you need to.

I mean look at this way. I mean if you look at what this technology can add value wise to patients eventually as we take it into the clinical setting, our colonoscopy today costs $1,500, $2,000, $1,000 depending where you are and has a certain predictability. I think if you can do a whole genome re-sequencing for about that same cost and the value that can add to the medical and healthcare system in terms of picking the right therapies, making sure you don’t put patients on wrong therapies, avoiding hospitalisations and surgeries, I think you have a very compelling effect and again, we’re talking so far about price points in the research setting.

When we go into price points in the IVD setting you have different barriers to entry there right. I mean the ability to get something IVD approved, to get content on that

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platform and our discussions, in our industry discussions I would say with the FDA what’s clear to them, just taking the FDA as an example, is that you’re going to have to be able to get regulatory approval for different applications. Therefore, similar to our other IVD models, there are going to be barriers for other entrants to come in and I think that will also, to a certain extent, preserve good price points in that setting and good returns. It has it over businesses, so one could argue you can the cost of goods is one issue, what value it brings to the healthcare system is quite a different one.

From the floor

Like I said, there is other people who are always competing with you. I definitely agree with you that the value would be much more than $1,000. It’s other people who can also do it cheaply will inevitably just bring the prices down.

Daniel O’Day

Well, but if that were the case then in our immune assay business we have lots of competitors, there would be no business there today. You stay ahead of it from a systems standpoint. Again, it gets to our competitive area of standards in our industry. You have to have a good system. You have to have good work flow. This is another point that Illumina I think has a very good system both in terms of their ease of sample work for their time to result. All of these things serves the instrumentation and then it’s the content you put on that and then it’s the IT system you connect it with. So these barriers are not just about can you do it cheaper; it’s about are you constantly innovating or are you staying ahead of the competition, particularly in a regulated environment, to be able to get a better return than your nearest competitor. So I think it has worked in our business for decades. I’m convinced it will work here as well.

From the floor

I just want to ask a question about how you see the practical application of large scale genomics in the clinic because if we look at the human genome project for example, a lot of people now argue that it didn’t deliver lots of things that people thought it would deliver. So, for example, in common diseases we found that they’re very, very genetically complicated which means the human genome project hasn’t thrown up many good drug targets relatively. In oncology on the other hand, we’ve found many cancers are relatively genetically simple and that is why you have five, six or seven mutations and if you intervene on any one of those you can have a big therapeutic effect which is precisely what [Zalforam and Dismodigif] are good drugs because the genetics of cancer is very, very simple compared to the genetics of most common chronic diseases. What that means though, if I want to select a cancer treatment, I don’t need to do whole genome sequencing because there will be three or four or five mutations that I know to look for that I may have drugs that work on. Yet if it’s a complicated disease where doing a whole genome sequencing will tell me the pattern

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 of gene discretion in this person, actually, none of those things is probably individually important enough to make a therapeutic intervention on.

So there is something of a paradox in that the genetics of cancer has made it attractive, or made genetics a useful research tool means that actually genomics may be less useful when it comes to therapy whereas the complicated diseases where genomics has been a bad research tool there in therapy because it hasn’t delivered lots of drugs, it’s not clear how you tailor treatment.

Now is that the answer actually is something different so that really what you do is you do large scale genomics, you just observe a pattern and historic you know that that pattern gene expression is correlated with response treatment X and we don’t really know why, so it becomes another way of describing a patient and you just observe historically that this sort of pattern gene expression does well with that treatment, this pattern of gene expression finds that particular thing toxin.

So I just want to know how do you see it working? Is it really the second of those that we’re going to see, or do people really think that you can actually have some targeted therapies based precisely on the sort of patterns of gene expression of the kind that you need large scale sequencing to discover?

Daniel O’Day

I mean just in the area of cancer, just to stick with your two, I think it’s actually probably both. I mean the first one is yes I agree with you, today there is three or four drug targeted mutations that become extremely important to measure right. I mean ERAF, KRAS, EGFR, but I think if you look at it in the next five years or so we know we have targets that are category kinase directed, they’re mechanic affected. When you start to get to beyond let’s say three or four target mutations, even if you just go to 10 target mutations, then you look at the economics of the thing.

From the floor

So essentially you’re saying you might as well sequence the whole genome?

Daniel O’Day

Not necessarily the whole genome by the way. You can use rays to do exome capture. You can capture 50 or 100 meaningful genomes and you sequence it, but when you start to get into needing to do let’s say 10 PCR assays on a particular patient sample you get into the range where sequencing and not whole genomes, but sequencing, becomes probably a better technology to look at those mutations. But there is any number of ways to use sequencing.

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I mean again, you can limit the number or you can look at the whole genome, but practically, you get to a critical mass where sequencing takes over from individual PCR assays, so that’s number one.

Then number two to your point, yes, I think science will move this in the direction of looking towards these complex series of mutations, genetic signatures if you like. I mean of course it is present today in things like genomic health and others, but more complex genetic signatures and saying what does that mean in terms of the prognosis of that particular cancer, what type of intervention should we do at one particular period of time and that’s the other way that it is being used today and I think it will continue to be used as we have more observational studies on things like large sample databases with those types of data.

Then of course there are areas outside of cancer which admittedly I agree with you are a bit more immature in terms of the science and knowledge. But you know genetic disorders, certainly childhood foetal genetic disorders. Today it’s used routinely in HLA for bone marrow transparent for instance and it’s used in deep re-sequencing for HIV. Again, granted, these may be smaller areas today that they’re used in, but I think more and more we’ll find reasons, medical reasons, that this genetic information becomes actionable and necessary.

Does that?

From the floor

Yes, that’s great.

Daniel O’Day

I think your question is a very compelling one and I’m far from a medical/clinical expert, but I talk to the clinical experts. They’re very excited about that.

From the floor

I think my question partly reflects the fact that I, actually, probably quite a lot of people, just don’t know the gritty details of why you would choose a particular testing technology rather than another.

Daniel O’Day

Right, right. I mean one of the really nice things about let’s say our ERAF assay is that it has very comprehensive mutation coverage for the V600 assay and it’s reproducible and it’s reliable, but you catch most of the mutations. If you have a highly accurate, back to the accuracy of sequencing, which is why you really have to look at this technology from a lot of different angles, not just throughput and cost, but also how accurate are they when picking mutations. But if you have a highly accurate

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sequencing mutation technology that can pick up as many mutations as our PCR assay does plus that many mutations in KRAS, EGFR, kinase, then you start to really be able to amortise this across most of the [assay] choices because again, one ERAF assay is not the same as other ERAF assays and we’ve compared it to older Sanger sequencing which is much less accurate and we know that our ERAF assay and PCR picks up about 20% of patients that are missed by Sanger sequencing, just to give you an idea of the quality level of sequencing.

But when you look at the current Illumina technology, I think the accuracy level is so much higher that it starts to mimic highly reproducible PCR assays because you don’t want to miss the patients here number one. You don’t want to false positives or false negatives. By the way, that’s when going into the clinical world. It’s a very different discipline you need also in the organisation to get these products approved from a regulatory perspective.

A regulator will always look at obviously do no harm. How many patients are you missing or how many patients are you inappropriately prescribing and it requires big clinical databases, it requires a lot of data to be able to get those products approved and hence the ability to keep a price point also.

From the floor

You had a date that occurred in the past which was your first time that you approached the company and then you had a date which you closed the deal. How long was that?

Daniel O’Day

Help me with my memory.

Unidentified company speaker

It was probably close to nine months.

Daniel O’Day

Nine months. I think it was about that period of time.

From the floor

So you just recently had a date with Illumina in November that’s disclosed.

Daniel O’Day

Yes.

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From the floor

I think Illumina disclosed that.

Daniel O’Day

Yes, we had the first meeting with them in December.

From the floor

All right and then would you describe that because now you’re an expert at this particular type of transaction, would you describe the – you fill in the adjective of describing the personality of the people involved at Illumina. Are they similar in terms of spiciness to the Ventana people at this stage in the conversation?

Daniel O’Day

Every transaction is so different. I really wouldn’t want to even begin to compare it.

From the floor

Is [Arizona] a little more mild than people from San Diego?

Daniel O’Day

I mean the similarity here is they’re both highly innovative, creative companies with good track records.

From the floor

But you are acquiring the company from the guy that started Illumina right? Wasn’t he part of the inventor or there was patents going around. The little one that you bought in this space, I think he is connected.

Daniel O’Day

Oh, you’re talking about the 454 acquisition.

From the floor

Yes, yes. He somehow connected to Illumina.

Daniel O’Day

To my knowledge I don’t believe so.

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Unidentified company speaker

There is a few ex Roche people.

Daniel O’Day

There’s a connection between 454 and Ian Torrick.

From the floor

Oh, that’s who it is.

Daniel O’Day

Which is what [Life] acquired. But to my knowledge I don’t think there is a connection between 454 and Illumina.

From the floor

How many people have you got in Roche at the moment working on sequencing? What are they doing in terms of actually production and do you just close that down and move your business to the Illumina model or they continue to do what they’re doing? Just to see what you’ve got at the moment.

Daniel O’Day

I will just say what we have the moment. I think it’s too premature to look at what the future stable will be. But what we have at the moment is in sequencing we have a group of I think less than 200 people at 454 in Branford, Connecticut and what they’re working on are current platforms which the GS Flex and the GS Junior predominantly which are the long-read technology platforms and they’re working on constantly improving those platforms. At the same time we have a publicly disclosed collaboration with a company called DNA Electronics in the UK which is kind of a next generation 454 platform. It takes it from an optical read to an electronic read and we’ve also disclosed we have a collaboration with IBM on single-read technology which is really at a much earlier feasibility stage.

So I mean that’s our basic focus on sequencing today. We do feel that these technologies are pretty complementary. I mean I think the long-read technology, for instance, is very good for research applications. Things like de novo sequencing. We have an organism and you need to get every base pair absolutely correct because with shorter reads you’re, by nature, you’re connecting those shorter reads and when you connect those shorter reads to the eventual readout, there’s a potential for accuracy limitations whereas the longer-reads are literally taking longer strands of DNA to get more accuracy.

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So in those applications where you just need to map every single genome correctly, that’s where long-read comes in. With the shorter read technology like Illumina, you have an ability to have a higher throughput. You can move samples through much more quickly. You can do it at a lower cost. You can get turnaround time that is much more, now to the discussion of the JP Morgan Conference, down to one day.

I mean this works in the whole genome sequencing place. It works in exome sequencing and other applications, but it is also the most appropriate technology we feel to take into the clinic and into eventual IVD as well. So I think that’s kind of the complementarily nature and we think they work well together, also close transactions, so we intend to continue the two technologies for the different applications as they happen.

From the floor

Could I ask a diabetes question?

Daniel O’Day

Yes sure.

From the floor

Just to change tack for a moment. Long approval time for your Accu-Chek Nano 2 to arrive in the US.

Daniel O’Day

Very long approval time.

From the floor

Have you been left behind in times of market competitiveness because of that delay and is it terminally doomed to catch up in that area? Is the area ever going to grow more than low single digits from now on? I contrast what appears to be the picture at the moment with, in the incident of diabetes companies oh it’s growing like topsy. I mean is it going everybody is going to be diabetic by the end of the year.

Daniel O’Day

Watch what you eat. So I think the answer to your first question is no, we’re not forever doomed. In fact, I mean the diabetes care market, there’s a few competitors there and if you watch the share of evolution of a pack it’s pretty slow. I mean you’re talking about a consumer market here. You’re talking about people that fall in love with their meters and get very used to them and get very accustomed to them. So

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despite the fact that we clearly were longer than we expected or wanted to deliver the new product to the US marketplace, our share erosion has actually not been too much.

So we feel that now with this new meter has significant competitive advantage. It has the maltose free chemistry. It has no codeine. It has a size and a sleekness that now we can not only rollout the Nano, but we also intend to rollout the Combo later this year and other products are in line that have done very well competitively in other parts of the world where we’ve launched them. Like Europe and in Asia Pacific where we’ve launched them, they’ve done very well competitively. So we’re optimistic that they will also do well in the United States.

The longer term ability to differentiate a diagnostics, in our opinion, really comes from more and more connecting the pump business and in our case it will be the patch pump business with our glucose meters and eventually with a continuous glucose monitor which we announced an arranged with Dexter Com to begin with. We have our own projects in continuous glucose monitoring, but really getting more and more towards this artificial pancreas is the way I think to get out of a commodity trap with the diabetes care business because at the same time, and you’re right to point out, the dynamics, in the glucose business alone in the United States they’re strong. I mean the price erosion is strong in the United States, so there is volume gain, but the price erosion is strong, so we’ve got to continue to find ways to differentiate our offering beyond price which is part of the strategy.

From the floor

This artificial pancreas, this is going to be a type 1 primarily?

Daniel O’Day

Yes, yes. Certain segments. Predominantly type 1. Predominantly type 1. We’re going to have obviously insulin dependence that’s right.

I mean there is a whole another strategy which is of course the growth we have in the emerging markets because here I think again the competition is heavy, but as you have access to healthcare systems opening up to populations who never had access before, the glucose monitoring business can become very attractive in those markets in those countries because of the volume base of that business.

Unidentified company speaker

We had double-digit growth last year.

Daniel O’Day

In Asia Pacific overall.

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Unidentified company representative

Yes, excluding US and the EMEA.

Daniel O’Day

Yes, and Latin America as well.

From the floor

Is there less experience in pain and scarring with the new blood glucose monitoring?

Daniel O’Day

I think the actual lancing is similar to the procedure to the previous one.

Unidentified company representative

We have probably the best lancing, the least pain and the least and actually you know what makes it really good is because you don’t see the blood.

From the floor

That would help.

Unidentified company representative

Psychologically, if you prick and you don’t see ... if you see blood, you think its hurts and if you don’t see blood it doesn’t hurt so much. They’ve done tests. It’s unbelievable.

Daniel O’Day

And we really do have some pretty competitive [multiple speakers]. The soft tips is a very good technology. It’s a good technology.

So I mean what we introduce is of course new meters, new strips. The lancing devices are similar to the ones we’ve had on the marketplace before.

From the floor

I know Illumina have a deal with Nanopore is it on some sequencing technology. Is that part of the attraction and is that technology something that’s interesting?

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Daniel O’Day

I wouldn’t want to comment. I think that’s better for Illumina to comment on because I’m not really familiar with their transactions.

From the floor

I read a comment from a pharmaceutical newspaper reporter and there was a quote from an investor banker that “What Roche wants Roche gets”. Do you think that that’s a true statement?

Daniel O’Day

I also read that article. I mean what I can say is we put a lot of time, we put a lot of effort into putting together this offer for Illumina shareholders. I mean we feel it’s a very attractive offer and it’s full and fair. We absolutely that and we’re convinced that the Illumina shareholders will find this particular offer attractive.

From the floor

Can I ask, you may not be able to answer it, I understand, but on manufacturing, if you’re going to go and expand this business geographically materially from where they are at the moment are there any impediments that you would expect in terms of manufacturing capacity either at the company you may buy or do you think you’ll have to invest heavily in terms of facilities in the longer term to capture that geographic expansion?

Daniel O’Day

So I can’t speak specifically to Illumina’s manufacturing capacity because I don’t have insight into that. I feel very confident that with our manufacturing network around the world and our manufacturing facilities that we have at Roche that we won’t run into a supply consideration. I mean we have significant manufacturing centres in Pennsburg and Manheim and Branchburg New Jersey and now in Tucson, Arizona. So we have a good network of facilities that I think could ramp up if needed to support whatever capacity Illumina has, which I’m not familiar with.

From the floor

Do these manufacture around the tabletop or through more of an assembly line process where there is modules being put together?

Daniel O’Day

For the instruments, or the assays?

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From the floor

[Inaudible]. For the instruments.

Daniel O’Day

I don’t know how limited it is, but we do it. Sorry, your question is whether we do it?

From the floor

Kind of like one person taking a machine through a significant part or is it more of a production line where you’re adding certain segments done by one person repetitively?

Daniel O’Day

In our instrument manufacturing within [roll crates] we do one person doing a significant portion of the business. Sorry, of the construction. But it goes from station to station. That individual has usually, I mean I could tell you in both Ventana and Tucson, Arizona roll crates were manufacturing arrangement, I mean there is a certain number of steps, whether it’s one to 20 that they do on a piece of equipment and then they pass it onto the next station.

From the floor

So for your production is going to need more tabletops and more people if the production ramps up?

Daniel O’Day

Yes, yes, fair enough. Fair enough yes. For instance, I mean I just threw in again the Hitachi facility in Japan that was completely destroyed by the earthquake by the way and they’ve rebuilt it, but it really was an issue of number one, obviously getting to a facility that was reasonable and then training and hiring people and bringing our people up to speed. I mean people become a key resource and an ability to increase manufacturing capacity in instrumentation in particular. The assay side we have more automation, but instrument is quite a manual process still.

From the floor

In terms of synergies between Illumina and the pharma business, how many years, or how long would you have to wait do you think to you saw synergies with the pharma business? Do you immediately see them or is something which takes quite a lot of years?

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Daniel O’Day

No, I think it’s quite a long time I think. I mean the synergies we see are really on the diagnostics side for the transaction I would say first and foremost and they come first in the research setting and then secondly in the IVD setting.

In terms of the synergies on the pharma side, they are more longer term. It gets back to some of the questions we had about when does a complex mutation become essential to determining a particular therapy let’s say. But when it does happen and when we do have an IVD platform, then I think we get the same unique characteristics that we have with all the other platforms we have at Roche. So the ability to work, early stage concept research at a researcher, our platform that they know eventually is going to go to market, the ability to go through all the internal developments and tos and fros. I’m just thinking about BRAF, the two lifecycle leaders in pharma and diagnostics were critical to bringing that product through a five year development programme and a registration programme and any time you have a third party co-ordination, it’s just going to slow things down.

It used to slow things down considerably with our connection with Genentech and now it’s much smoother and it literally takes half a year out of the process so to speak and then eventually on the commercial side we get great advantages to by having the two sales forces work together. So that same model will work. For sequencing, it’s more longer term for sure.

Unidentified company speaker

We have time for one more.

Daniel O’Day

Anything? All right, well thanks a lot for your time. I appreciate it.

[End]

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